UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

BONTEX, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

09852W109

(CUSIP Number)

Dolores S. Kostelni

62 Turtle Brooke Lane, RFD 4

Lexington, VA 24450

540.261-2304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Deborah A. Hays, Esq.

Archer & Greiner, P.C.

One Centennial Square

Haddonfield, NJ 08033

856.354-3089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09852W109	Page 2 of 10 Pages

1.	Name of Reporting Person/IRS. Identification Nos. of Above Person (Entities Only) Dolores S. Kostelni

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (The reporting person obtained the funds from her spouse, James C. Kostelni)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 442,241 shares 8. Shared Voting Power 421,541 shares 9. Sole Dispositive Power 442,241 shares 10. Shared Dispositive Power 421,541 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 863,782 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 54.92%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09852W109	Page 3 of 10 Pages

1.	Name of Reporting Person/IRS. Identification Nos. of Above Person (Entities Only) Marie Surmonte Limited Power of Appointment Generation Skipping Trust f/b/o Dolores S. Kostelni	(applied for)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.

Source of Funds (See Instructions)

OO  (The reporting person acquired 47,700 shares of Bontex common stock as the result of a distribution from the Hugo H. Surmonte Residuary Trust and 36,087 shares as the result of a distribution from the Hugo H. Surmonte Marital Trust)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization N/A (trust – no place of organization)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 83,787 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 83,787 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.33%

14.	Type of Reporting Person (See Instructions) OO (trust)

CUSIP No. 09852W109	Page 4 of 10 Pages

1.	Name of Reporting Person/IRS. Identification Nos. of Above Person (Entities Only) Trust Under the Last Will and Testament of Marie G. Surmonte f/b/o Dolores S. Kostelni	(applied for)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (The reporting person acquired 337,754 shares of Bontex common stock as the result of a distribution from the Estate of Marie G. Surmonte)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization N/A (trust – no place of organization)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 337,754 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 337,754 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,754 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 21.47%

14.	Type of Reporting Person (See Instructions) OO (trust)

CUSIP No. 09852W109	Page 5 of 10 Pages

Amendment No. 2 to Schedule 13D

Reference is made to the statement on Schedule 13D filed by the reporting person with the Securities and Exchange Commission on July 8, 1996, as amended (the “Schedule 13D”). The Schedule 13D is amended to read as follows:

ITEM 1.	Security and Issuer

The class of securities to which this statement relates is common stock, $0.10 par value per share, of Bontex, Inc. (“Bontex”), a Virginia corporation formerly known as Georgia Bonded Fibers, Inc. The address of Bontex’s principal executive offices is One Bontex Drive, Buena Vista, Virginia 24416.

ITEM 2.	Identity and Background

(a)	This Amendment No. 2 to the Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

(i)	Dolores S. Kostelni (“Kostelni”)

(ii)	Marie G. Surmonte Limited Power of Appointment Generation Skipping Trust f/b/o Dolores S. Kostelni (“Generation Skipping Trust”)

(iii)	Trust Under the Last Will and Testament of Marie G. Surmonte f/b/o Dolores S. Kostelni (the “Last Will and Testament Trust”)

Kostelni, along with Wachovia Bank, National Association, is a trustee of the Generation Skipping Trust and the Last Will and Testament Trust. Kostelni is the principal beneficiary under the Generation Skipping Trust and the Last Will and Testament Trust.

(b) Business Address:

(i)	For Kostelni:

62 Turtle Brooke Lane, RFD 4

Lexington, VA 24450

(ii)	For the Generation Skipping Trust and the Last Will and Testament Trust:

c/o Wachovia Bank, National Association

303 Broad Street

Red Bank, NJ 07701

Attention: John Licitra

CUSIP No. 09852W109	Page 6 of 10 Pages

(c)	Present Occupation or Employment:

(i)	For Kostelni: Cookbook author and writer.

(ii)	For the Generation Skipping Trust and the Last Will and Testament Trust: Not applicable.

(d)	Conviction in criminal proceedings: No Reporting Person has been, during the past five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings: No Reporting Person has been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

(i)	For Kostelni: United States

(ii)	For the Generation Skipping Trust and the Last Will and Testament Trust: Not applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration

Not Applicable as to the Generation Skipping Trust and the Last Will and Testament Trust since the distributions occurred pursuant to the wills of Hugo N. Surmonte and Marie G. Surmonte. As to Kostelni, from James C. Kostelni, her spouse.

ITEM 4.	Purpose of Transaction

Pursuant to the wills of Hugo N. Surmonte and Marie G. Surmonte and trusts established under the wills, each of Kostelni and Patricia S. Tischio (“Tischio”) were entitled to receive, directly or indirectly through one or more trusts, one-half of the 675,507 shares of Bontex common stock held by the Estate of Marie G. Surmonte (the “Surmonte Estate”) and the 167,575 shares of Bontex common stock held, in the aggregate, by two trusts under the will of Hugo N. Surmonte (the “Hugo Trusts”). The purpose of this transaction is to report (i) the distribution of 83,787 shares of Bontex common stock from the Hugo Trusts to the Generation Skipping Trust, (ii) the distribution of 337, 754 shares of Bontex common stock from the Surmonte Estate to the Last Will and Testament Trust, and (iii) the Kostelni’s purchase of 421,541 shares of Bontex common stock from Tischio.

Wachovia Bank, National Association, a national banking association formerly known as First Union National Bank and successor-in-interest to First Fidelity Bank, N.A. (the “Bank”), as trustee of the Hugo Trusts and, along with Kostelni and Tischio, co-executor of the Surmonte Estate, determined that before it could distribute shares to Kostelni or Tischio adequate arrangements had to be made for the payment of the federal and state estate and inheritance

CUSIP No. 09852W109	Page 7 of 10 Pages

obligations (plus interest and penalties and including the fees and expenses of the executors and other related expenses) (the “Estate Tax Obligations”) of the Surmonte Estate. In exchange for Kostelni’s agreement to pay the Estate Tax Obligations, the Bank, Kostelni, and Tischio negotiated documents (the “Transaction Documents”) pursuant to which (i) the Bank would distribute 83,787 shares of Bontex common stock to the Generation Skipping Trust and 337,754 shares of Bontex common stock to the Last Will and Testament Trust (or an aggregate of 421,541 shares of Bontex common stock which represents Kostelni’s one-half interest in the aggregate shares in Bontex held by the Hugo Trusts and the Surmonte Estate), and (ii) Tischio agreed to sell to Kostelni 421,541 shares of Bontex common stock (representing Tischio’s one-half interest in the aggregate shares in Bontex held by the Hugo Trusts and the Surmonte Estate). Under the terms of the will of Hugo N. Surmonte and the instruments evidencing the Generation Skipping Trust, a further distribution of shares from such trust to Kostelni will occur. At the filing of this Amendment No. 2, the Reporting Persons are not able to determine the number of shares of Bontex common stock that will be included in such future distribution.

On July 7, 2003, the Superior Court of New Jersey, Chancery Division Probate Part, for Monmouth County entered an order directing the parties to execute the Transaction Documents and to consummate the transaction within five days. The parties executed the Transaction Documents and satisfied the requirements necessary for consummation of the transaction on July 14, 2003. As of the consummation of the transaction, Kostelni, directly or indirectly through the Generation Skipping Trust and the Last Will and Testament Trust, beneficially owns 863,782 (or 54.92%) of Bontex’s outstanding common stock.

Kostelni’s agreement to pay the Estate Tax Obligation is secured by a pledge of the 843,042 shares to the Bank, with the certificates representing such shares to be delivered to an unaffiliated third-party as escrow agent, and the guaranty of James C. Kostelni. In the event of a failure of Kostelni to pay the Estate Tax Obligations; a default under the terms of the documents reflecting Kostelni’s assumption of such obligations, the pledge of the stock to the Bank or James C. Kostelni’s guaranty; the death of Kostelni or James C. Kostelni; the seizure of the Bank’s or Tischio’s assets to pay the Estate Tax Obligations; the filing of a lien, claim or other encumbrance against the Bank or Tischio in connection with the Estate Tax Obligations; the commencement of bankruptcy or receivorship proceedings by or against Kostelni, the Company or James C. Kostelni; or an assignment for the benefit of creditors by the Company, the Bank or, with the Bank’s consent, Tischio will be able to declare the Estate Tax Obligations immediately due and payable and purse all available remedies including, without limitation, a sale of the Shares. Any such sale would create a change in control.

As of the effective date of the transaction, the Estate Tax Obligation is estimated to be approximately $670,000, of which approximately $335,000 (or $0.795 per share) is allocable to the shares being purchased by Kostelni from Tischio. Kostelni will obtain the funds to enable her to pay the Estate Tax Obligations (including that portion allocable to the shares being purchased by Kostelni from Tischio) from her spouse, James C. Kostelni. In consideration for these payments, Kostelni will, upon the payment in full of the Estate Tax Obligations and release of the 843,042 shares from the pledge to the Bank, transfer to James C. Kostelni the 421,541 shares (or 26.80%) of the Company’s common stock that she purchased from Tischio. Until the transfer of such shares, Kostelni will retain the voting rights to such shares. The transfer of these shares could be considered as a change of control.

CUSIP No. 09852W109	Page 8 of 10 Pages

ITEM 5.	Interest in Securities of the Issuer

(a)	The Generation Skipping Trust is the beneficial owner of 83,787 (or 5.33%) of Bontex’s outstanding common stock. The Last Will and Testament Trust is the beneficial owner of 337,754 (or 21.47%) of Bontex’s outstanding common stock. Kostelni is the beneficial owner of 863,782 (or 54.92%) of Bontex’s outstanding common stock as follows:

(i)	442,241 (or 28.12%) shares of Bontex’s outstanding common stock are directly owned by Kostelni.

(ii)	83,787 (or 5.33%) shares of Bontex’s outstanding common stock are directly owned by the Generation Skipping Trust. Kostelni is a beneficiary of this trust and, along with Wachovia Bank, National Association, is a trustee of this trust.

(iii)	337,754 (or 21.47%) shares of Bontex’s outstanding common stock are directly owned by the Last Will and Testament Trust. Kostelni is a beneficiary of this trust and, along with Wachovia Bank, National Association, is a trustee of this trust.

(b)	Kostelni, as a trustee of the Generation Skipping Trust, has shared power to vote and shared power of disposition with respect to 83,787 shares of Bontex’s outstanding common stock. Kostelni, as a trustee of the Last Will and Testament Trust, has shared power to vote and shared power of disposition with respect to 337,754 shares of Bontex’s common stock. The power to vote and dispose of the stock held by these two trusts is shared with Wachovia Bank, National Association, the co-trustee of each of these trusts.

(c)	Except as described elsewhere in this Amendment No. 2, none of the Reporting Persons have effected any transaction s in shares of Bontex common stock.

(d)	Except as described elsewhere in this Amendment No. 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Bontex common stock.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

ITEM 7.	Material to Be Filed as Exhibits

Attached hereto as Exhibit A is the Joint Filing Agreement dated as of August 6, 2003, by and among each of the Reporting Persons.

CUSIP No. 09852W109	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2003

/s/ DOLORES S. KOSTELNI
Dolores S. Kostelni

MARIE SURMONTE LIMITED POWER OF APPOINTMENT GENERATION SKIPPING TRUST f/b/o DOLORES S. KOSTELNI

By:	WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ JOHN LICITRA
John Licitra, Vice President and Trust Officer

TRUST UNDER THE LAST WILL AND TESTAMENT OF MARIE G. SURMONTE f/b/o DOLORES S. KOSTELNI

By:	WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ JOHN LICITRA
John Licitra, Vice President and Trust Officer

CUSIP No. 09852W109	Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree to file a joint statement on Schedule 13D under the Securities Exchange Act of 1934, as amended in connection with their beneficial ownership of common stock issued by Bontex, Inc.

Each of the undersigned agrees as follows:

(i) The Amendment No. 2 to the Schedule 13D with respect to the shares of Bontex common stock (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the undersigned.

(ii) Each of the undersigned is responsible for the timely filing of Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

August 6, 2003

/s/ DOLORES S. KOSTELNI
Dolores S. Kostelni

MARIE SURMONTE LIMITED POWER OF APPOINTMENT GENERATION SKIPPING TRUST f/b/o DOLORES S. KOSTELNI

By:	WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ JOHN LICITRA
John Licitra, Vice President and Trust Officer

TRUST UNDER THE LAST WILL AND TESTAMENT OF MARIE G. SURMONTE f/b/o DOLORES S. KOSTELNI

By:	WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ JOHN LICITRA
John Licitra, Vice President and Trust Officer